Exhibit 12.1
LodgeNet Interactive Corporation and Subsidiaries
Statement Regarding Computation of Ratios (Unaudited)
(Dollar amounts in thousands, except ratios)
Computation of Coverage of Fixed Charges

	2007	2006	2005	2004	2003
Net (loss) income	$(65,172)	$1,841	$(6,959)	$(20,781)	$(35,052)

Add:
Provision for income taxes	(683)	299	450	421	459
Fixed charges (see below)	43,531	27,470	31,241	33,946	36,393

Earnings available to cover fixed charges	$(22,324)	$29,610	$24,732	$13,586	$1,800

Fixed charges (1):
Interest	$40,950	$25,730	$29,351	$31,891	$34,239
Amortization of debt costs	1,731	1,495	1,636	1,734	1,831
Amortization of debt discount	—	—	—	82	104
Interest portion of rentals	850	245	254	239	219

Total fixed charges	$43,531	$27,470	$31,241	$33,946	$36,393

Earnings (deficiency) in the coverage of fixed charges	$(65,855)	$2,140	$(6,509)	$(20,360)	$(34,593)

Ratio of earnings to fixed charges	—	1.08	—	—	—

(1)	Fixed charges consist of interest on all indebtedness, including amortization of debt issuance expense and capitalized interest, and one-third of rental expense (which is estimated to represent the interest portion thereof).